Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FIRST QUARTER 2009 RESULTS

Santiago, Chile, April 29, 2009 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the first quarter ended March 31, 2009. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of March 31, 2009. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2009 (US$1.00=Ch$583.26).

Highlights 1Q 2009

•	Total revenues in Chilean pesos increased 12.6%.

•	Bottled export sales in Chilean pesos rose by 13.6%.

•	Export sales by volume increased 8.1% to 3,500,000 cases.

•	Bottled domestic sales increased 4.4% by value and 0.9% in volume.

•	Operating income decreased 13.3% to Ch$7,874 million (US$13.5 million).

•	EBITDA decreased 7.1% and EBITDA margin declined to 16.4% from 19.9%.

•	Net income increased 37.6% to Ch$8,395 million (US$14.4 million).

•	Earnings per ADR increased 8.9% to US$0.40.

First Quarter 2009 Results

Total Revenues

Total Company revenues increased 12.6% to Ch$ 68,458 million (US$117.4 million) from Ch$ 60,805 million (US$104.3 million). For the quarter, all company business areas achieved growth contributing to the sales expansion.

Table 1
Total Revenues
(in Ch$ millions)

	1Q09	1Q08	% change

Chile Domestic - Wine	10,073	9,728	3.5%
Exports sales	50,188	44,312	13.3%
Other revenues	2,889	2,314	24.8%
Argentina Domestic	1,567	1,246	25.8%
Argentina Exports	3,740	3,205	16.7%

TOTAL	68,458	60,805	12.6%

Table 2
Sales of Bottled Wine

	1Q09	1Q08	% change

Sales (in Ch$ million)
Chile Domestic - Wine	10,073	9,649	4.4%
Exports sales	49,563	43,611	13.6%
Argentina Domestic	1,567	1,172	33.8%
Argentina Exports	3,740	3,205	16.7%

Volume (thousand liters)
Chile Domestic - Wine	14,125	13,998	0.9%
Exports sales	31,512	29,161	8.1%
Argentina Domestic	1,446	1,406	2.9%
Argentina Exports	2,862	3,312	-13.6%

Domestic Sales, Chile.
Total domestic wine sales (including bulk) grew 3.5% to Ch$10,073 million (US$17.3 million) from Ch$9,728 million (US$16.7 million) in 1Q08.

Domestic sales of bottled wine increased 4.4% to Ch$10,073 million from Ch$9,649 million, following a 0.9% increase in volume and a 3.5% increase in the average price. Bottled wine volume in the domestic market totaled 14 million liters. Sales of bulk wine were not realized during the quarter.

The 0.9% rise in domestic bottled wine volume reveals a positive quarter for premium wines with a 4.1% volume expansion. The popular category grew 1.3% and the varietal segment declined 11.6%.

Export Sales.
Total Company sales (including bulk) abroad increased 13.3% to Ch$50,188 million in 1Q09 from Ch$44,312 million in 1Q08.

Export sales of bottled wine increased 13.6% totaling Ch$49,563 million as compared to Ch$43,611 million. This increase was driven by an 8.1% increase in volumes commercialized and a positive currency impact.

Company export revenues are denominated in foreign currencies, mainly US dollars, Euros, Sterling Pounds and Canadian dollars. For reference, exports sales expressed in US dollars amounted to US$ 82.7 million, representing an 8.1% decrease as compared to US$ 90.0 million for the first quarter 2008. Lower sales in US dollars reflect mainly the negative impact of the appreciation of the US dollar against the Sterling Pound (-28.7%) and Euro (-13.6%), and its effect on sales denominated in Pounds and Euros.

•	Bottled Wine Sales – Volume:

For the quarter, Company volumes increased 8.1% with sales of 3,500,000 cases as compared to 3,240,000 cases in 1Q08.

Sales volume was driven by a 33% growth in the US market, with a good performance across all market categories. This result reveals the strength of our brand delivering an excellent value proposition.

UK sales volume increased 23.3%, driven by an increase in promotional activity in the quarter and larger sales in the bi-varietal categories. In Continental Europe sales decreased 2.1% revealing a more challenging scenario in the markets of Ireland and Eastern Europe.

Volumes to Asia grew 8.7% led by a strong contribution of Japan. Central America grew 3.8% and in Africa volumes increased 178% (on a lower base). Volumes decreased in Canada 6.3% and in South America 33.8%.

Volumes by segment reveal a shift in the mix of products towards the bi-varietal and popular categories, which increased 13.3% and 55.2%, respectively. The latter following an increase in promotional activity in the UK. The premium category decreased 18.7% and the varietal segment increased 2.7%.

Argentine Operations.
Total revenues from the Argentine operation increased 19.2% to Ch$5,307 million as a result of a 16.7% increase in exports and a 25.8% growth in domestic sales.

In the quarter, Trivento’s exports in US dollars decreased 6.4%, following an 8.3% increase in the average price, offset by a 13.6% decrease in volumes.

Sales in the domestic Argentine market measured in US dollars increased 6.9% as a result of a 3.9% increase in the average price and a 2.9% increase in the volume commercialized.

Other Revenues.
Other revenues increased 24.8% to Ch$2,889 million (US$5 million) mainly due to higher sales of liquors and other products.

Cost of Sales

Total cost of sales increased 17.4% to Ch$43,975 million (US$75 million) from Ch$37,443 million (US$64 million) in 1Q08, due to a higher average cost of wine as compared to the same quarter of 2008. Cost of sales as a percentage of total sales rose to 64.2% from 61.6%.

Selling, General and Administrative Expenses (SG&A)

SG&A increased 16.3% to Ch$16,609 million (US$28 million). This results from an increase in expenses denominated in foreign currency –mainly including marketing expenses and SG&A from the foreign subsidiaries– due to a higher exchange rate in the period. In addition, higher SG&A includes the start up expenses of the subsidiaries in Brazil and Scandinavia. As a percentage of revenues, SG&A increased to 24.3% from the 23.5%.

Operating Income

Operating income decreased to Ch$7,874 million (US$13.5 million) as compared to Ch$9,086 million (US$15.6 million) obtained in the 1Q08. This 13.3% decline is mainly explained by i) the higher wine cost relevant for this quarter as compared to the first quarter of 2008 and ii) higher SG&A as a percentage of sales, due to the start-up costs of the subsidiaries in Scandinavia and Brazil and the acquisition of stocks held by the former distributors, and its impact on the margin.

The operating margin declined from 14.9% in 1Q08 to 11.5% in 1Q09.

Non-Operating Results

Non-operating result presented a gain of Ch$1,263 million (US$ 2.2 million) as compared to a loss of Ch$1,570 million (US$2.7 million) in 1Q2008. This is mainly explained by a gain obtained in exchange rate differences of Ch$ 2,587 million (US$4.4 million) related to forward position taken by the company as part of its hedge and fixing exchange rate strategy related to its exports operations.

Interest expenses totaled Ch$1,779 million (US$3 million) as compared to Ch$1,089 million (US$1.9 million) in the same quarter last year. This increase is explained by an increase in financial debt, a higher exchange rate and a higher interest rate for this period. As of March 31, 2008 total financial debt was Ch$118,735 million (US$204 million) as compared to Ch$ 90,173 million (US$155 million) as of March 31, 2008.

Net Income and Earnings per Share (EPS)
Net income for the period increased 37.6% to Ch$8,395 million (US$14.4 million) from Ch$6,103 million (US$10.5 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$11.67 per share for the quarter from Ch$8.49 per share. Earnings per ADR were Ch$233.4 in 1Q08. In US dollar terms, earnings per ADR rose 8.9% to US$ 0.40 in the first quarter of 2009 from US$ 0.37 a year earlier.

Balance Sheet

Assets
As of March 31, 2009, the Company’s consolidated assets were Ch$488,587 million (US$838 million), which is Ch$70,612 million (US$ 121 million) higher than the figure reported the previous year. The increase stems mainly from a rise in current assets due to the increase in inventories and accounts receivable and also to the increase in fixed assets, resulting from acquisition of new vineyards and its development and investments in infrastructure.

Liabilities
As of March 31, 2009 net financial debt stood at Ch$118,735 million (US$204 million) representing a year-on-year increase of Ch$28,561 million (US$ 49 million). As of March 31, financial debt to equity ratio increased to 0.45 from 0.37 as of March 2008.

As compared to December 31, 2008 total debt decreased by Ch$ 20,700 million (US$36 million), as the company prepaid short term debt to banks and financial institutions.

* * * * *

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 131 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company sells wines through the subsidiaries Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí and Bodega Trivento in Argentina. The Company cultivates 7,683 hectares of vineyards in Chile and 1,037 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,727 employees and is headquartered in Santiago, Chile.

-Tables to Follow-

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of March 31, 2009)

	As of March 31, 2009 Th. Ch$	As of March 31, 2008 Th. Ch$	As of March 31, 2009 Th. US$

Assets
Cash and equivalents	2,655,278	5,490,376	4,552
Inventories	120,944,179	95,714,973	207,359
Accounts receivable	69,004,895	59,800,716	118,309
Other current assets	39,279,637	31,751,328	67,345
Total current assets	231,883,989	192,757,393	397,565

Property, plant & equipment, net	238,100,392	208,843,852	408,223
Other assets	18,602,376	16,373,861	31,894

Total assets	488,586,757	417,975,106	837,683

Liabilities and Shareholders’ Equity
Short term debt (1)	62,589,419	32,252,957	107,310
Other current liabilities	87,145,427	69,702,532	149,411
Total current liabilities	149,734,846	101,955,489	256,721
Long term debt (1)	56,145,624	57,920,312	96,262
Other long-term liabilities	17,183,129	15,144,927	29,460
Total long-term liabilities	73,328,753	73,065,239	125,722

Minority interest	5	17,959	0

Shareholders’ equity	265,523,153	242,936,419	455,240

Total liabilities and shareholders’ equity	488,586,757	417,975,106	837,683

(1) includes only financial debt
Exchange rate:US$1.0=Ch$583.23

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of March 31, 2009)

	1Q2009 Th. Ch$	1Q2008 Th. Ch$	Change %

Operating Results

Sales revenues	68,457,585	60,804,979	12.6%
Cost of sales	-43,974,548	-37,442,875	17.4%
% of sales	64.2%	61.6%
Gross Margin	24,483,037	23,362,104	4.8%
% of sales	35.8%	38.4%
Selling & Adm. Expenses	-16,609,049	-14,276,302	16.3%
% of sales	24.3%	23.5%

Operating Income	7,873,988	9,085,802	-13.3%
% of sales	11.5%	14.9%

Non-Operating Results
-Non-operating income	367,782	150,191	144.9%
-Equity income	-49,512	-136,318	-63.7%
-Non-operating expenses	-124,271	-147,775	-15.9%
-Financial expenses	-1,779,122	-1,089,070	63.4%
-Price level restatement	261,275	-217,219	-220.3%
-Exchange differences	2,586,585	-129,598	-2096%
Non-operating result	1,262,736	-1,569,790	-180.4%

Income before income tax	9,136,724	7,516,012	21.6%
Less: income tax	-741,342	-1,412,428	-47.5%
Minority interest	1	-795	-100.1%

Net Income	8,395,383	6,102,789	37.6%

-Earnings per share (Ch$)	11.67	8.49	37.6%
-Earnings per ADR (US$)	0.40	0.37	8.9%

EBITDA	11,232,181	12,092,142	-7,1%
% sales	16.4%	19.9%

Number of shares	719,170,735	719,170,735

Exchange rate
US$1.0=Ch$583.26